

Filed Pursuant to Rule 433
Registration Statement No. 333-211718

Market Linked Securities – Leveraged Upside Participation and Contingent Downside Principal at Risk Securities Linked to the shares of the iShares® MSCI EAFE ETF due July 3, 2023

Term Sheet to Pricing Supplement dated June 28, 2018

Summary of Terms

Issuer	The Toronto-Dominion Bank ("TD")
Term	Approximately 5 years
Reference Asset:	Shares of the iShares® MSCI EAFE ETF
Pricing Date	June 28, 2018
Issue Date	July 3, 2018
Principal Amount	$1,000 per Security
Issue Price	$1,000 except that certain investors that purchase for certain fee based advisory accounts may purchase for not less than $961.70
Payment at Maturity	See "How the Payment at Maturity is Calculated" on page 3
Maturity Date	July 3, 2023
Initial Price	$66.60, which is the Fund Closing Price of the Reference Asset on the Pricing Date
Final Price	The Fund Closing Price of the Reference Asset on the Valuation Date
Percentage Change	(Final Price – Initial Price) / Initial Price, expressed as a percentage
Threshold Price	$46.62, which is equal to 70% of the Initial Price
Leverage Factor	135%
Valuation Date	June 26, 2023
Calculation Agent	TD
Minimum Investment	$1,000 and minimum denominations of $1,000 in excess thereof
Agents	TD Securities (USA) LLC and Wells Fargo Securities, LLC
Underwriting Discount and Commission	3.83% to Agents, of which dealers, including Wells Fargo Advisors, LLC ("WFA"), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	89114QNM6 / US89114QNM68

Investment Description

- Linked to the iShares® MSCI EAFE ETF due July 3, 2023
- Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a Payment at Maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Reference Asset from the Initial Price to the Final Price.

  The Payment at Maturity will reflect the following terms:

  - If the price of the Reference Asset increases:

    You will receive the Principal Amount plus 135% leveraged participation in the positive return of the Reference Asset

  - If the price of the Reference Asset is flat or decreases but the decrease is not more than 30%:

    You will be repaid the Principal Amount

  - If the price of the Reference Asset decreases by more than 30%:

    You will have full downside exposure to the decrease in the price of the Reference Asset from the Initial Price, and you will lose more than 30%, and possibly all, of the Principal Amount.

- Investors may lose a substantial portion, or all, of the Principal Amount
- Any payments on the Securities are subject to TD's credit risk
- You will have no right to the stocks comprising the Reference Asset (the "Reference Asset Constituents")
- No periodic interest payments or dividends
- No exchange listing; designed to be held to maturity

Our estimated value of the Securities on the Pricing Date is $910.80 per Security. The estimated value is less than the public offering price of the Securities. See "Additional Information Regarding Our Estimated Value of the Securities" on page P-26 of the accompanying pricing supplement.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" beginning on page P-9 of the accompanying pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Investors should carefully review the accompanying pricing supplement, product prospectus supplement and prospectus.

We urge you to consult your investment, legal, tax, accounting and other advisors about the consequences of investing in the Securities.

As used in this term sheet, "we," "us," or "our" refers to The Toronto-Dominion Bank.

THE SECURITIES ARE NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY OF CANADA OR THE UNITED STATES.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

Hypothetical Payout Profile

The profile to the right is based on a Leverage Factor of 135%, and a Threshold Price of $46.62, which is equal to 70% of the Initial Price.

This graph has been prepared for illustrative purposes only. Your actual return will depend on the actual Percentage Change and whether you hold your Securities to maturity.

*The graph to the right represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given percentage change in the Reference Asset.



Hypothetical Returns

Hypothetical Final Price	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[1] (%)
$93.24	40.00%	$1,540.00	54.00%
$86.58	30.00%	$1,405.00	40.50%
$79.92	20.00%	$1,270.00	27.00%
$73.26	10.00%	$1,135.00	13.50%
$69.93	5.00%	$1,067.50	6.75%
$68.27	2.50%	$1,033.75	3.38%
$66.60[2]	0.00%	$1,000.00	0.00%
$59.94	-10.00%	$1,000.00	0.00%
$53.28	-20.00%	$1,000.00	0.00%
$46.62[3]	-30.00%	$1,000.00	0.00%
$39.96	-40.00%	$600.00	-40.00%
$33.30	-50.00%	$500.00	-50.00%
$26.64	-60.00%	$400.00	-60.00%
$19.98	-70.00%	$300.00	-70.00%
$13.32	-80.00%	$200.00	-80.00%
$0.00	-100.00%	$0.00	-100.00%

[1] The "return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per $1,000 Principal Amount and $1,000.
[2] The Initial Price (the closing price of the Reference Asset on June 28, 2018).
[3] This is the Threshold Price of $46.62, which is equal to 70% of the Initial Price.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual Payment at Maturity will depend on the actual Final Price and Leverage Factor.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Reference Asset as measured from the Pricing Date. We cannot give you assurance that the performance of the Reference Asset will result in a positive Percentage Change, or any positive return on your initial investment.

How the Payment at Maturity is Calculated

The Payment at Maturity will be determined as follows:

- If the Final Price is greater than the Initial Price (the Percentage Change is positive), then an investor will receive an amount per Security equal to:

    Principal Amount + (Principal Amount x Percentage Change x Leverage Factor).

- If the Final Price is equal to or **less than the Initial Price, but greater than or equal to the Threshold Price (the Percentage Change is 0% or negative but not below -30%)**, then an investor will receive an amount per Security equal to:

    Principal Amount.

- If the Final Price is less than the Threshold Price (the Percentage Change is **negative and below -30%**), then the investor will receive less than the Principal Amount, if anything, per Security, calculated using the following formula:

    Principal Amount + (Principal Amount x Percentage Change).

    If the Final Price is less than the Threshold Price, the investor will have full exposure to the decrease in the price of the Reference Asset and will lose more than 30%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Price to the Final Price and may lose all of the Principal Amount.

Historical Performance of the Reference Asset



* The graph above sets forth the historical daily performance of the Reference Asset from June 28, 2008 through June 28, 2018. The graph is based upon actual daily historical closing prices of the Reference Asset. The dotted line represents the Threshold Price of $46.62, which is equal to 70% of the closing price of the Reference Asset on June 28, 2018.

We obtained the information regarding the historical performance of the Reference Asset used in calculating the graph above from Bloomberg® Professional Service ("Bloomberg").

We have not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. Additionally, the hypothetical examples above reflect the performance of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

We have filed a registration statement (including a prospectus), a product prospectus supplement and a pricing supplement with the SEC for the offering to which this free writing prospectus relates. You should read the prospectus in that registration statement and other documents that we have filed with the SEC for more complete information about us and this offering. You may get those documents for free by visiting EDGAR on the SEC website www.sec.gov.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

Alternatively, we, TD Securities (USA) LLC or Wells Fargo Securities will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Additional Risk Factors" section in the accompanying pricing supplement, the "Additional Risk Factors Specific to the Notes" section in the product prospectus supplement and the "Risk Factors" section in the prospectus. Please review those risk disclosures carefully.

- Principal at Risk. If the Final Price is less than the Threshold Price, investors in the Securities will lose more than 30%, and possibly all, of their Principal Amount. Specifically, if the Final Price is less than the Threshold Price, you will lose 1% of the Principal Amount of your Securities for each 1% that the Final Price is less than the Initial Price and may lose all of the Principal Amount. For example, if the Reference Asset has declined by 30.1% from the Initial Price to the Final Price, you will not receive any benefit of the contingent downside feature and you will lose 30.1% of the Principal Amount per Security.
- The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
- Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.
- The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
- There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.
- If the Price of the Reference Asset Changes, the Market Value of Your Securities May Not Change in the Same Manner.
- The Payment at Maturity Is Not Linked to the Fund Closing Price of the Reference Asset at Any Time Other than the Valuation Date.
- You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Reference Asset Constituents held by the Reference Asset, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.
- The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.
- Past Reference Asset Performance is No Guide to Future Performance.
- There Are Potential Conflicts of Interest Between You and the Calculation Agent.
- We Have No Affiliation with the Index Sponsor or the Investment Advisor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor or the Investment Advisor.
- Trading Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Securities.
- The Estimated Value of Your Securities Is Lower Than the Public Offering Price of Your Securities.
- The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.
- The Estimated Value of the Securities Is Based on Our Internal Pricing Models; These May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.
- The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.
- The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.
- Changes that Affect the Target Index of the Reference Asset Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.
- The Reference Asset and the Target Index Are Different and the Performance of the Reference Asset May Not Correlate With That of the Target Index.
- The Price of the Reference Asset May Not Completely Track its Net Asset Value.
- Adjustments to the Reference Asset Could Adversely Affect the Securities.
- An Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities Markets.
- An Investment in the Securities Is Subject to Exchange Rate Risk.
- Time Zone Differences Between the Cities Where the Reference Asset Constituents Held by the Reference Asset and the Reference Asset Trade May Create Discrepancies in Trading Prices.
- The Valuation Date, and Therefore the Maturity Date, May be Postponed In the Case of a Market Disruption Event.
- Anti-dilution Adjustments Relating To The Shares Of The Reference Asset Do Not Address Every Event That Could Affect Such Shares.
- Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC